Exhibit Index on p. 13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2002
WASH. D.C. 164 SECTION

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period ______________ to ____________

Commission file number 1-10804

X.L. AMERICA, INC. EMPLOYEE SAVINGS PLAN

(Full title of plan)

Seaview House, 70 Seaview Avenue
Stamford, Connecticut 06902

XL Capital, Ltd.

XL House, One Bermudiana Road, Hamilton HM11, Bermuda

(Name of Issuer of the Securities Held Pursuant to the plan and the address of its Principal Executive Office)

INDEX

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Participants and Administrator of X.L. America, Inc. Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for Plan benefits and the related statements of changes in net assets available for Plan benefits present fairly, in all material respects, the net assets available for Plan benefits of the XL America, Inc. Employee Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for Plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 27, 2002

X.L. America, Inc.
Employee Savings Plan
Statements of Net Assets Available for Plan Benefits

Assets:	**As of December 31, 2001**	**As of December 31, 2000**
Investments:		
Mutual Funds	$26,136,036	$28,937,952
XL Capital Ltd Common Stock	6,702,128	7,157,852
Cash	555,140	407,955
Participant Loans	670,843	675,569
Net assets available for plan benefits	$34,064,147	$37,179,328

See Notes to Financial Statements

X.L. America, Inc.
Employee Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

Contributions:	
Participants	$ 2,089,321
Employer	1,160,796
	3,250,117
Investment Income:	
Dividends	475,440
Interest received on participants' loans	59,989
Net depreciation of investments	(4,572,592)
Withdrawals and distributions to participants	(2,328,135)
Net increase in plan assets	(3,115,181)
Net assets available for plan benefits, December 31, 2000	37,179,328
Net assets available for plan benefits, December 31, 2001	$ 34,064,147

See Notes to Financial Statements

X.L. America, Inc.
Employee Savings Plan
Notes to Financial Statements
December 31, 2001

1. Description of Plan

The following description of the X. L. America, Inc. Employee Savings Plan (the "Plan") provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan covering employees of X. L. America, Inc. and its subsidiaries and affiliates (collectively referred to as the "Company").

Invesco Retirement Plan Services is the record keeper and Trustee of the Plan.

The Plan is intended to constitute an ERISA Section 404(c) Plan. Plan fiduciaries may be relieved of liability for losses which are the result of participants' investment instructions. Employees participating in the Plan ("Participants") must select investment choices on the basis of their individual goals and objectives and may invest in one or more funds, each offering different opportunities and elements of risk. All employees as defined in the Plan document are eligible to participate in the Plan on the first day of employment.

Contributions:

Contributions are deposited directly into the investment funds as designated by the Participants. Contributions to the Plan consist of employee and Company ("Employer") contributions as described below:

Participants' Contributions:

Participants' contributions to the Plan consist of deductions, on a pretax or after-tax basis, of 1% to 6% of the Participants' compensation, including annual bonus ("Basic Contributions"). A Participant may also elect to make supplemental contributions to the Plan of 1% to 10%, on a pretax or an after-tax basis, the combination of which cannot exceed 10%, of the Participant's compensation. In total, Participants may contribute to the Plan between 1% and 16% of their compensation. Pretax contributions are subject to an indexed limit set annually in the Internal Revenue Code ("the Code").

Employer Contributions:

The Company makes a semi-monthly contribution to the Plan based on the Participants' "qualifying" contributions in accordance with Section 401(k) of the Code. "Qualifying" contributions are pretax Basic Contributions. The Company's contribution is 50% of each Participant's "qualifying" contributions.

The Plan also permits the Company, at its discretion, to make an additional contribution to the Plan, the "discretionary matching contribution", for any Plan year of an amount equal to 0% to 100% of "qualifying" Participants' contributions.

All Participants are fully vested in amounts contributed by them and investment returns thereon. Participants vest in Employer contributions based upon years of service in accordance with the following schedule:

Years of Service	Vesting Percentage
1	25%
2	50%
3	75%
4 or more	100%

Immediate vesting occurs upon retirement, total and permanent disability or death.

The Employer contributions and investment returns thereon are not taxed to the employee until a distribution from the Plan is received.

Participant Loans:

A Participant may take a loan from the vested portion of his account. Generally, the loan must be repaid within five years, except for loans used to acquire a primary residence, in which case the repayment period may be extended to 15 years. Payments of principal and interest are made by payroll deductions of an amount sufficient to amortize the loan over the repayment period. A Participant may have only one loan at a time; a new loan can only be issued once an existing loan has been repaid. Loan balances outstanding are recorded as an asset in a separate Loan Account. Interest received on Participants' Loans is placed directly into the funds designated by the individual Participant's investment instructions. Assets in the Loan Account are evidenced by promissory notes secured by a security interest in the Participant's Plan account. Loan interest rates are established monthly based on the prime rate plus one percentage point.

Withdrawals, Terminations, and Forfeitures:

Withdrawals - A Participant may withdraw all or a portion of his or her after-tax contributions, and, in the event of financial hardship, a Participant may withdraw part or all of his or her pretax contributions and rollover contributions. Any amounts withdrawn will be in cash. There were no benefits paid in 2001 for 2000.

Terminations - A Participant whose employment terminates may receive the amount of his or her vested account balance as of the first day of the next calendar month following the date of his or her termination of employment, unless he or she elects to maintain his or her accounts in the Plan.

Forfeitures - A Participant whose employment terminates forfeits the amount of his or her unvested account balance. Subject to limitations in the Tax Reform Act of 1986, forfeitures are reallocated to the Participants in proportion to their qualifying contributions.

2. Summary of Significant Accounting Policies

Basis of Presentation:

The accompanying financial statements have been prepared on an accrual basis.

Use of Estimates:

The preparation of the financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires the use of estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from such estimates.

Valuation of Investments:

All the funds are valued at the proportionate share of the fair value (based upon published market prices) of the underlying securities. Unquoted stock is valued using the average last available dealer bid/ask quote.

Participant Loans - Participants' outstanding loans are recorded at their unpaid principal amount. Given the nature of these borrowings and market rates at the date of issue, management estimates that the carrying amounts approximate fair value.

Net Appreciation/(Depreciation) of Investments:

Net appreciation/(depreciation) of investments is a combination of realized gains and losses and unrealized gains and losses.

Contributions:

Participant and Company contributions are recorded in the period in which the payroll deductions are made from Plan Participants. Any discretionary matching contributions are recorded by the Plan in the year in which the discretionary match is declared. (See Note 7, Subsequent Events.)

Fees and Expenses:

All expenses of administering the Plan, including the fees and expenses of the Trustee, are borne by the Company.

3. Risk and Uncertainties

The Plan provides for various investment options which may invest in any combination of stock and bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

4. Net Depreciation of Investments

Net appreciation (depreciation) for the year ended December 31, 2001, by investment, was as follows:

	Net Appreciation/ (Depreciation) of Investments for the Year Ended December 31, 2001
XL Capital Ltd. Common Stock	$754,743
Invesco Total Return Fund	6,078
Invesco Value Equity Fund	(48,883)
Invesco Dynamics Fund	(2,993,939)
Invesco Select Income Fund	(86,671)
Invesco Growth Fund	(714,462)
Invesco Technology Fund	(559,860)
Invesco Balanced Fund	(138,921)
IRT 500 Index Fund	(170,540)
AIM Small Cap Growth Fund	(171,526)
AIM Basic Value Fund	(224,426)
Janus Overseas Fund	(224,185)
Net Depreciation of Investments	($4,572,592)

5. Plan Termination

The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan or permanently discontinue Employer contributions for any reason at any time. In the event of such termination or permanent discontinuance of Employer contributions, Participants shall be fully vested in their accounts.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated August 28, 1987, stating that the Plan is qualified under Section 401(a) of the Code and therefore the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Subsequent Events

On March 21, 2002, the Company's Board of Directors approved a discretionary Company match equal to 35% of the 2001 Basic Contributions for all active participants as of December 31, 2001. This will result in additional Employer contributions to the Plan of $475,416 to be recorded and paid in 2002.

Effective January 1, 2002, the Plan was amended to effect the following:

- the merger of plans provided by affiliates of the Company
- to change the level of Basic Contributions to between 1% and 5%
- to curtail new participation in the XL Capital Ltd. Company Stock Fund
- to adopt our investment manager's "prototype" plan document
- to provide other minor administrative changes.

8. Investments in Excess of 5% of Net Assets Available for Plan Benefits

The following investments had a fair value in excess of 5% of net assets available for Plan Benefits as of December 31, 2001 and 2000:

	Fair Value at December 31,	
	2001	2000
Invesco Stable Value Fund	$6,761,523	$5,096,920
Invesco Value Equity Fund	-	5,020,855
Invesco Total Return Fund	-	2,689,299
Invesco Dynamics Fund	5,776,275	9,161,272
Invesco Balanced Fund	2,684,294	-
IRT 500 Index Fund	2,393,291	-
AIM Basic Value Fund	4,247,170	-
XL Capital Ltd Common Stock	6,702,128	7,157,852

X.L. America, Inc.
Employee Savings Plan
December 31, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

X.L. America, Inc. EMPLOYEE SAVINGS PLAN
(Name of Plan)
X.L. America, Inc., Plan Administrator



DATE: June 27, 2002 **By:**
Celia R. Brown
Executive Vice President & Chief Administrative Officer

X.L. America, Inc. Employee Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2001

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date Rate of Interest, Par or Maturity Value	Cost	Fair Value
*	Invesco Stable Value Fund	Mutual Fund	$6,759,208	$6,761,523
*	Invesco Value Equity Fund	Mutual Fund	-	-
*	Invesco Total Return Fund	Mutual Fund	-	-
*	Invesco Dynamics Fund	Mutual Fund	7,415,702	5,776,275
*	Invesco Select Income Fund	Mutual Fund	845,977	756,135
*	Invesco Growth Fund	Mutual Fund	2,063,931	911,161
*	Invesco Technology Class II Fund	Mutual Fund	1,026,577	547,275
*	Invesco Balanced Fund	Mutual Fund	2,800,493	2,684,294
	IRT 500 Index Fund	Mutual Fund	2,618,676	2,393,291
	AIM Small Cap Growth Fund	Mutual Fund	1,678,989	1,334,762
	AIM Basic Value Fund	Mutual Fund	4,419,183	4,247,170
	Janus Overseas Fund	Mutual Fund	1,163,910	724,150
	Total Mutual Funds		30,792,646	26,136,036
*	XL Capital Ltd Common Stock		4,839,820	6,702,128
*	Participant Loans	Maturing in or during 2002 - 2014 6.00% - 10.5%		670,843
	Cash			555,140
	Total Assets Held for Investment			**$34,064,147**

* Party in interest

XL CAPITAL LTD
Annual Report on Form 11-K
for the Fiscal Year Ended
December 31, 2001

EXHIBIT INDEX

Exhibit No.		Page Number in Sequential Numbering System
1	Consent of Independent Accountants	14

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-81451) of XL Capital Ltd. of our report dated June 26 2002 relating to the financial statements of X.L. America, Inc. Employee Savings Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP

New York, New York

June 27, 2002